Exhibit 99.6

RATIOS OF EARNINGS TO FIXED CHARGES
(millions of Canadian dollars, except as noted)
		For the year ended
	October 31	October 31	October 31	October 31	October 31
	2017	2016	2015	2014	2013
Excluding interest on deposits fixed charges:
Interest expense (excluding deposits)	$2,435	$1,959	$1,950	$2,060	$1,938
Estimated interest within rental expense	93	127	109	106	102
Preferred stock dividend requirements of consolidated
subsidiaries	41	35	32	28	42
Total fixed charges	2,569	2,121	2,091	2,194	2,082
Preferred stock dividend requirements of parent entity	236	176	119	172	218
Total fixed charges and preferred dividends	2,805	2,297	2,210	2,366	2,300
Earnings
Net Income before income taxes	13,071	11,404	9,794	9,734	8,009
Less: income/(loss) from equity investees	449	433	377	320	272
Add: fixed charges	2,569	2,121	2,091	2,194	2,082
Total earnings	$15,191	$13,092	$11,508	$11,608	$9,819

Ratio of earnings to fixed charges	5.91	6.17	5.50	5.29	4.72
Ratio of earnings to fixed charges and preferred
dividends	5.42	5.70	5.21	4.91	4.27

Including interest on deposits fixed charges:
Interest expense (including deposits)	$9,050	$6,717	$6,192	$6,373	$6,399
Estimated interest within rental expense	93	127	109	106	102
Preferred stock dividend requirements of consolidated
subsidiaries	41	35	32	28	42
Total fixed charges	9,184	6,879	6,333	6,507	6,543
Preferred stock dividend requirements of parent entity	236	176	119	172	218
Total fixed charges and preferred dividends	9,420	7,055	6,452	6,679	6,761
Earnings
Net Income before income taxes	13,071	11,404	9,794	9,734	8,009
Less: income/(loss) from equity investees	449	433	377	320	272
Add: fixed charges	9,184	6,879	6,333	6,507	6,543
Total earnings	$21,806	$17,850	$15,750	$15,921	$14,280

Ratio of earnings to fixed charges	2.37	2.59	2.49	2.45	2.18
Ratio of earnings to fixed charges and preferred
dividends	2.31	2.53	2.44	2.38	2.11